UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NanoString Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

63009R109

(CUSIP Number)

January 19, 2024

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 63009R109

1.	Names of Reporting Persons

Titanite Investment Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,800,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,800,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,800,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

3.7%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 9 Pages

CUSIP No. 63009R109

1.	Names of Reporting Persons

Titanite Investment Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,800,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,800,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,800,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

3.7%

12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 9 Pages

CUSIP No. 63009R109

1.	Names of Reporting Persons

Eric Varma, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,800,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,800,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,800,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

3.7%

12.	Type of Reporting Person (See Instructions)

IN

Page 4 of 9 Pages

CUSIP No. 63009R109

1.	Names of Reporting Persons

Titanite Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,800,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,800,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,800,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

3.7%

12.	Type of Reporting Person (See Instructions)

CO

Page 5 of 9 Pages

 EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13G is being filed, as indicated in Item 5, to report the fact that as of January 19, 2024 the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 1.

(a)	The name of the issuer is NanoString Technologies, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 530 Fairview Avenue North, Seattle, Washington 98109.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): (1) Titanite Investment Management LP (the “Adviser”); (2) Titanite Investment Management GP LLC (the “GP”); (3) Eric Varma, MD, and (4) Titanite Master Fund Ltd. (the “Fund”). The Fund is a private investment vehicle. The Fund directly beneficially owns the Common Stock (as defined below) reported in this Statement. The Adviser is the investment manager of the Fund. The GP is the general partner of the Adviser. Eric Varma, MD is the managing member of the GP. The Adviser, the GP and Eric Varma, MD may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 102 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”).

(e)	The CUSIP number for the Common Stock is 63009R109.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________

Page 6 of 9 Pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on the Event Date of January 19, 2024, and remains accurate as of the end of business on the filing date of this Schedule 13G/A1.

The percentages of beneficial ownership contained herein are based on 48,118,306 shares of Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 30, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 7 of 9 Pages

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2024

Titanite Investment Management LP

Titanite Investment Management GP LLC

Titanite Master Fund Ltd.

By:	/s/ Eric Varma, MD

Name: Eric Varma, MD

Title: Authorized Signatory

/s/ Eric Varma, MD

Eric Varma, MD

Page 9 of 9 Pages